THIS CONTRACT SIGNED ON SEPTEMBER 1, 1997

BETWEEN:          MINERA MONTORO S.A. de C.V. (Hereinafter "Montoro")

AND:              COMPANIA MINERA CONSTELACION, S.A. de C.V. (Hereinafter
                  "Constelacion).

WHEREAS:

A. Constelacion holds the Los Verdes Concession comprising 11 exploitation mining concessions located in the municipality of Yecora, Sonora State, which are more particularly described in Schedule "A" attached to this Agreement and are hereinafter defined as the Concession together with the "Ampliacion Los Verdes" exploration mining concession currently pending registration at the Mining Ministry in Hermisillo, Sonora with File No. 18,087 once this concession is registered in favor of Constelacion before the Public Registry of Mining.

B. Constelacion has agreed to grant Montoro the option to acquire the Property on the terms and conditions hereinafter set forth.

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the mutual covenants and agreements hereinafter contained the parties agree as follows:

1.       INTERPRETATION
         1.01 In this Agreement the following words, phrases and expressions shall have the following meanings:

                  (a) "Minerals" means any and all ores, and minerals, precious and base, metallic or non-metallic, in, on or under the Property which under the laws, regulations, orders, decrees or other instruments having the force of law may be explored for, developed, mined, extracted, worked, treated, carried away, sold and disposed of, and further includes all concentrates and metals.

                  (b) "Exploration" means every kind of work done on or in respect of the Concession by or under the direction of Montoro including, without limiting generality, investigating, prospecting, exploring and preparing a feasibility report.

                  (c) "Mining Operations" means every kind of exploitation work done on or in respect of the Concession by or under the direction of Montoro, including without limiting generality, development, designing, equipping, improving, surveying, construction and mining, and the milling concentrating, smelting, treating, refining, transporting, handling, marketing and selling of Minerals.

                  (d) "Interest Rate" means the interest rate stated by the Citibank main office in New York, as being charged by it on US Dollar demand loans to most creditworthy domestic Commercial customers.

                  (e) "Production Date" means the date upon which the first regular commercial shipment of Minerals extracted from the Property is made from a mine on the Property.

                  (f) "Concession" means the exploitation and exploration concessions listed in Schedule A.

                  (g) "Lot" means surface covered by mining concessions referred by the Concession.

                  (h) "Option" means the purchase option of the Concessions that Constelacion grants unto Montoro in the terms mentioned in subsection 3.01, 3.02 and 3.03 below.

                  (i)      "Purchase   Price"   means   the   total   amount  of
                           US$50,000.00 that Montoro will pay to Constelacion in the terms mentioned in subsection 4.01 below.

                  (j) "Anticipated Royalties" means all advances against royalties over the Concession production that Montoro will pay to Constelacion in the terms and conditions mentioned in subsection 4.02 below.

                  (k) "Royalties" means royalties over Concessions production that Montoro will pay to Constelacion in the terms and conditions mentioned in subsection 4.03 below.

                  (l) "Concession Assignment Date" means the date in which Montoro and Constelacion celebrates this agreement in which Constelacion assigns the titled of the Concessions to Montoro.

                  (m) "$" means United States dollars.

2.       DECLARATIONS AND WARRANTIES

         2.01 Constelacion warrants and represents to Montoro that:

                  (a)      It is the sole  legal and  beneficial  holder  of the
                           Property;
                  (b) it has the right and capacity to enter and carry out this Agreement and to dispose of the Concession;
                  (c) the Concession is not encumbered, neither Constelacion nor any of its predecessors in interest or title has done anything whereby the Concession may become encumbered; and

                  (d) there is no lawsuits or arbitraments that involve or may involve the Concession, and neither other use or date of this agreement which in the future may bring any lawsuit or arbitrament.
                  (e) it has fulfilled all its obligations as title of the Concessions in accordance with all applicable legislation including without limiting generality the obligations mentioned in Article 27 of the Mining Law and additional obligations mentioned by the same Law and its Bylaw and the General Law of Ecological Equilibrium and Environment Protection.

3.       DUE DILIGENCE

         3.01 In consideration of US$25,000 paid on signing this Agreement, Constelacion hereby gives and grants unto Montoro the sole and exclusive Option

         3.02 Montoro shall have four months as of the signing of this Agreement to perform due diligence on title matters and site evaluations of the Property as well as approaching prospective lenders regarding financing requirements of the project. If the financial institutions request additional or confirmation drilling on the Property, then Montoro shall request and Constelacion shall grant an extension of an additional 60 days for this option period.

                  Constelacion is compelled to give all kind of documentation and information required by Montoro and allow Montoro free access to the Concession to review Constelacion obligations mentioned in the above paragraph.

         3.03     If  Montoro  wishes to  exercise  the Option  contemplated  in section 3.01, it will give notice to Constelacion in writing on or before the end period of the Option or the extension granted in subsection 3.02, and Constelacion is compelled to execute an agreement assigning the Concession to Montoro within the following 30 days upon Constelacion receiving such notice. If Montoro does not give notice by that date or elects not to proceed, this Agreement will be of no further force or effect.

                  In case that in the execution of the above mentioned agreement the "Ampliacion Los Verdes" exploration mining concession, mentioned in Schedule A, is not assigned to Montoro, Constelacion should assign this concession to Montoro within the following 30 days upon Registration of this concession in favor of Constelacion by Public Registry of Mining.

4.       PURCHASE PRICE AND ROYALTIES

         4.01     Purchase Price:

                  If Montoro elects to exercise the Option as contemplated in subsection 3.03, Montoro shall pay to Constelacion the total amount of US$50,000.00 as Purchase Price of the Concession once this agreement is executed assigning Montoro the Concession.

         4.02     Advanced Royalties:

                  Montoro shall pay yearly to Constelacion as Advanced Royalties over Concession production the amount of US$100,000.00 no later than each anniversary of the Assignation date of the Concession until and including the year of the production date.

         4.03     Royalties:

                  Montoro will pay as royalties over Concession production as per:

                  a) US$1,000,000 yearly as royalties on each anniversary of the Production Date over the understanding that the first and subsequent anniversary payment must be reduced, until the paid amounts mentioned in subsection 4.02 have been deducted, however, the amount to be paid in each anniversary would not be lower than US$75,000.00 understanding that such royalties should be paid although the Concession production in interrupted.

                  b) The total amount of the Royalties should be US$4,950,000 without including the advanced payments as "Advanced Royalties" mentioned in subsection 4.02.

                  If following the Production Date, Montoro wishes to delay the payment of any amount due under paragraph 4.03, by reason of low metal prices affecting the operations or other reasonable cause, Montoro may request and Constelacion will grant a 90-day extension with interest charged during the extension at Prime Rate.

         4.04 If Montoro fails to make any payment due pursuant to subsection 4.01, 4.02 or 4.03, Constelacion may give Montoro notice in writing of the default. Montoro shall be entitled to pay to Constelacion within 14 days of receipt of Constelacion's notice 105 percent of the cash payment which is overdue. Any increased payment so made within the 14-day period shall be deemed to have been duly and properly made and this Agreement shall remain in full force and effect.

         4.05 All payments payable under this Agreement shall be paid by Montoro in Mexican National currency using the official exchange rate on the day before the payment is made, published in the Official Gazette of the Federation for credit to Constelacion at the bank as follows:

                          Bank:             Banamex, S.A.
                          Branch:           274
                          Account No.:      5472187

5.       REGISTRATION IN THE "REGISTRO PUBLICO DE MINERIA"

         5.01 Montoro shall pay the costs associated with the public deed transferring of the Concession from Constelacion and its registration at the Public Registry of Mining.

                  After signature of this agreement, Montoro shall present all notices and/or notifications required by the Public Registry of Mining in reference with this Option, and Constelacion requested by Montoro shall sign on time, any application, permit or acceptance and deliver to Montoro any information required by authorities related to the presentation of such advertisements and/or notifications.

6.       AREA OF INTEREST

         6.01 During the term of this Agreement that area of land which is within 2,500 meters in radius form the existing portal of the "Los Verdes Adit" shall be deemed to comprise the "Area of Interest." Any exploration or exploitation concessions acquired by either party within the Area of Interest shall be deemed to be part of the Concession and to be subject to this Agreement.

7.       MINING OPERATIONS AND REPORTING

         7.01 Constelacion grants Montoro the exclusive right to exploit and explore the Lotes including all rights derived from its Exploration Works and Mining Operations in the terms and conditions of this agreement.

         7.02 Until the purchase price, advance royalties and royalties have been paid in full, Montoro shall:

                  (a) perform its Mining Operations in a sound and workmanlike manner, in accordance with sound mining and engineering practices and in compliance with all material applicable federal, provincial and municipal laws, by-laws, ordinances, rules and regulations and this Agreement;

                  (b) not commence or continue a work program unless it has sufficient funds secured or on hand to pay for budgeted costs plus a reasonable allowance for contingencies; and

                  (c) permit Constelacion to inspect the Property at reasonable intervals and times, previously agreed by both parties provided that the Inspections are at Constelacion's sole risk and expense and Constelacion does not disrupt Mining Operations, Montoro will not unreasonably refuse the dates proposed by Constelacion for these inspections.

                  (d)      keep the title of the Property in good standing.

                  (e) Only sell or encumber the Property in any manner until all considerations mentioned in section 4 above are paid, or with previous agreement with Constelacion.

         7.03 Until the purchase price, advance royalties and royalties have been paid in full, Montoro shall provide to Constelacion:

                  (a) quarterly regular reports of Mining Operations of the results obtained therefrom;

                  (b) copies of any news releases it proposes to make prior to making the same.

8.       PROPERTY ADMINISTRATION

         8.01 During the term of this Agreement, Montoro shall pay such taxes and other payments and file, to the maximum extent possible, assessment credit, such work as may be required to keep the Property in good standing. Notwithstanding the foregoing, Montoro may abandon from any or all of the concessions comprised in the Concession and such action shall not after the terms of this Agreement with respect to the remainder of the Concession. However: (a) concessions will be abandoned only after Montoro has given notice of abandonment to Constelacion; and

                  (b) all concessions proposed for abandonment shall be in good standing for a least 90 days from the date of Montoro's notice of abandonment and shall be transferred to Constelacion forthwith upon request made by Constelacion within 30 days of Montoro's notice of abandonment.

                           If this Agreement were in force and effect 90 days prior to the expiration date of a concession, Montoro must submit the respective mineral exploitation concession application for the mineral lots at least 30 days before the expiration date. Constelacion will provide such reasonable assistance as Montoro may request to this end and sign all the required documents.

         8.02 If this Agreement terminates without Montoro having paid the purchase price and royalties in full, Montoro will:

                  (a) Upon request made within 30 days or termination, deliver to Constelacion copies of all pertinent plans, assay maps and diamond drill records relating to the Mining Operations which have previously not been delivered; and
                  (b) cause sufficient work to be recorded or money paid in lieu thereof to maintain the concessions which then comprise the Property in good standing for at least one year from the date of termination contemplated in paragraph 9.01(a); and

                  (c) offer to transfer the Property to Constelacion as contemplated in subsection 9.02 forthwith upon request made by Constelacion within 30 days of Montoro's notice of abandonment.

9.       TERMINATION

         9.01 This Agreement shall terminate:

                  (a)      If any cash payment listed in subsection  4.01, 4.02,
                           4.03 is not paid or delivered by the due date listed or the later date permitted in subsection 4.04; or
                  (b) on Montoro giving notice of termination to Constelacion which it shall be at liberty to do at any time after the execution of this Agreement.

         9.02 If this Agreement terminates without Montoro having paid the purchase price, Advance Royalties and Royalties in full, Montoro shall offer to transfer the Concession to Constelacion and any mining concessions held by Montoro or any mining claim request by Montoro, once it is titled, within the Area of Interest. If Constelacion accepts Montoro's offer within 30 days or if Montoro failed to make an offer and Constelacion registered that the Concession be transferred to Constelacion, Montoro shall transfer the Concessions to Constelacion for US$1.00 within 14 days of Constelacion's acceptance or request, and for that purpose Montoro is obliged to fulfill all necessary requirements and execute whatever documents may be required to transfer the Concession to Constelacion upon receipt of notice from Constelacion that it is entitled to a transfer of the Concession under this section.

         9.03 Upon termination of this Agreement, Montoro shall cease to be liable to Constelacion save for the performance of those of its covenants which theretofore should have been performed and its obligations under subsections 7.02, 7.03, 8.02 and 9.02.

         9.04 Montoro shall vacate the Property within 180 days after termination, but shall have the right of access to the Property for a reasonable time thereafter to remove its buildings, machinery, equipment and supplies.

         9.05 Constelacion shall under no circumstances be obligated to return any amounts which it may have received from Montoro.

10.      INDEMNITY AND INSURANCE

         10.01 Montoro shall indemnify and save Constelacion harmless from and against any loss, liability, claim, demand, damage, expense, injury or death (including, unless Montoro assumes and pays the defense of legal fees and the reasonable cost of investigating and defending against any judicial proceedings once they are reasonable and documented) arising out of or in connection with exploration activities conducted during the subsistence of the Option or arising out of or in connection with the sale or attempted sale of any interest in the Concession to a third party.

         10.02 During the term of this Agreement, Montoro shall provide, maintain and pay for the following insurance which shall be placed with such insurance company or companies and in such form as may be acceptable to Constelacion:

                  (a) Comprehensive General Liability Insurance protecting Montoro and its employees, agents, contractors, invitees and licensees against damages arising from personal injury (including death) and from claims for property damage which may arise directly or indirectly out of the operations of Montoro and Constelacion under this Agreement including coverage for liability and contractual liability; and
                  (b) automobile insurance on Montoro's owned vehicles, if any, protecting Montoro and its employees, agents, contractors, invitees, and licensees against damages arising from bodily injury (including death) and from claims for property damage arising out of the operations of Montoro under this Agreement.

         10.03 Each policy of insurance contemplated in subsection 10.02 shall:

                  (a)      Be in an amount acceptable to Montoro and
                  (b)      indicate that the insurer will give  Constelacion  30
                           days'  prior  written  notice  of   cancellation   or
                           termination of the coverage.

                           Montoro shall provide Constelacion with such evidence of insurance as Constelacion may request.

         10.04 Montoro will, at its expense, obtain insurance in such greater amounts and for such greater coverage as it deems prudent to protect itself and Constelacion hereunder.

         10.05 Constelacion shall indemnify and save Montoro harmless from and against any loss, liability, claim, demand, damage, expense, injury or death (including, unless Constelacion assumes and pays the defense of legal fees and the reasonable cost of investigating and defending against any judicial proceedings) arising out of or in connection with exploration activities conducted before the subsistence of the Option or arising out of or in connection with representations by Constelacion.

11.      NOTICES

         11.01 All notices, demands or requests required or permitted to be given hereunder shall be in writing and may be delivered personally, sent by telecopier or forwarded by prepaid registered mail. Any notice sent by telecopier or personally delivered shall be deemed to have been given and received on the business day next following the date of sending or delivery. Any notice mailed shall deemed to have been given and received on the seventh day following the date of posting, addressed as follows:

                   If to Constelacion:
                            Compania Minera Constelacion , S.A. de C.V.
                            Pable Neruda #2886
                            Col. Providencia
                            44639 Guadalajara, Jalisco, Mexico
                            Attention:  Manager
                            Tel:  01 (3) 642-5014
                            Fax: 01 (3) 640-2472

                   Copy to:
                            Cominco Ltd.
                            500-200 Burrard Street
                            Vancouver, BC
                            V6C 3L7
                            Attention: General Manager, International
                                       Exploration


                   If to Montoro:
                            MINERA MONTORO, S.A. DE C.V.
                            Palmas #735-205
                            Lomas de Chapultepec
                            11000 Mexico, D.F.
                            Attention: President
                            Tel:  01 (5) 520-2926
                            Fax:  01 (5) 520-2893

                   Copy to:
                            FISCHER-WATT GOLD COMPANY, INC.
                            1621 N. 3rd Street, Suite 1000
                            Coeur d'Alene, ID 83814-3304
                            Attention: President and Chief Executive Officer
                            Tel: 001 (208) 664-6757
                            Fax: 001 (208) 667-6516

                  or to such other address as wither party may subsequently specify by notice to the other. However, if there is a mail strike, slowdown or other labor dispute which might affect delivery of the notice by mail, then the notice shall be effective only if actually delivered.

12.      ASSIGNMENT

         12.01 During the term of this Agreement:

                  (a) Montoro, previous agreement with Constelacion, could only sell, transfer, assign or otherwise dispose this Agreement or its right or interest in the Concession.

                  (b) Montoro, previous writing agreement with Constelacion, could pledge, mortgage, charge or otherwise encumber their beneficial interest in the Concessions or their rights under this Agreement.

13.      FURTHER ASSURANCES

         13.01 Each of the parties shall do all such further acts and execute and deliver such further deeds and documents as shall be reasonably required in order fully to perform the terms of this Agreement.

14.      CAPTIONS

         14.01    The  captions  in  this   Agreement  have  been  inserted  for
                  convenient reference and shall be disregarded interpreting this Agreement.

15       ENTIRE AGREEMENT

         15.01 This is the entire agreement between the parties relating to the Concession and supersedes all previous negotiations and communications including, without limiting generality, the Letter of Intent signed on June 3, 1997.

16       EXPENDITURES AND TAXES

         16.01 Montoro will cover all the expenditures and taxes under the public deed, and in this case, those under the purchase and sale of concession rights' deed.

         16.02 Constelacion will cover any income or profit taxes associated with its sale of the Property.

         16.03 The Value Added Tax shall be added to all amounts agreed in this agreement.

17.      GOVERNING LAW

         17.01 For any controversy that would arise between the parties in respect to the interpretation and execution of the present contract, the parties will abide by the laws of the courts of Mexico, Federal District, and expressly renounce any other.

IN WITNESS WHEREOF the parties have executed this Agreement as of the day and year first above written.


MINERA MONTORO S.A. de C.V.

By: Ing. Jorge E. Ordonez Cortes
    -------------------------------------
      (Title)

COMPANIA MINERA CONSTELACION, S.A. de C.V.

By: Lic. Yvonne Avalos Cazares
    -------------------------------------
      (Title)

Attachment "A" of the Minero Montoro, S.A. de C.V. and Compania Minera Constelacion, S.A. de C.V. Agreement made as of 1st September 1997.

The Concession is composed of:

          I. The exploitation mining Concessions of the following lots located in Muncipality of Yecora, Sonora State.

           Name                                 Title               Hectares
           ----                                 -----               --------

1.         "Bacanora"                           168,625             238.9685
2.         "Bacanora Tres"                      194,437              12.0000
3.         "Los Verdes"                         168,566              14.0000
4.         "Buena Vista"                        168,569              21.0000
5.         "Piedras Azules"                     178,925             132.7287
6.         "Continuacion Buena Vista"           168,574               30.000
7.         "La Nueva Cruz de San Nicolas        168,573              81.0000
8.         "La Frontera"                        168,575              15.0000
9.         "Dos Picachos"                       168,621              31.0000
10.        "La Bufita"                          193,491              10.0000
11.        "La Verde"                           168,576               9.0000

The above mentioned concessions are grouped to comply with the mining tax obligations being head of the group the "Los Verdes" concession, Title 168,566.

          II. The application for the "Ampliacion Los Verdes" exploration mining claim its being handled under file 18,087 before the Mining Agency in Hermosillo.

          III. The mining concession requested by Montoro within the area of interest entitled to Montoro or Constelacion or from which they obtained contractual right to explore or exploit or an option to acquire their ownership.